UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of May 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 12, 2025, the Board of Directors of BloomZ Inc. approved a resolution to designate its newly incorporated subsidiary, Hainan Bloomz Technology Co., Ltd. as a Special Purpose Vehicle (SPV). The SPV, wholly owned by the Company, was incorporated in the People Republic of China on May 7, 2025, under Unified Social Credit Code 91460000MAEKBBE34M, with its registered address at Room R2290, Building 5, Ecological
Partner Park, Laocheng Town, Ledong County, Hainan Province, China.

The SPV will be responsible for conducting designated business functions on behalf of the Company in the China market, including but not limited to software development, artificial intelligence technology deployment, cross-border data services, and other activities permitted under applicable laws in China and the United States.

The Board also authorized Company officers to take all necessary actions to support the operations of the SPV and to ensure compliance with applicable legal and regulatory requirements.

A copy of the Board Resolution is attached to this Form 6-K as Exhibit 99.1.

Exhibits

99.1 board_resolution_May12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Nakade Ryoshin
Name: Nakade Ryoshin
Title: Co-Chairman & Co-CEO
Date: May 12, 2025